Filed by HealthCor Catalio Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HealthCor Catalio Acqu isition Corp

Commission File No. 001-39949

Hyperfine’s Portable MRI System Demonstrates High Accuracy for Detection of Brain Hemorrhage in Study Published in Nature Communications

First-of-its-Kind Swoop System Designed to Offer an Accessible, Affordable Option for Brain Imaging

GUILFORD, CT – August 25, 2021 — Hyperfine Inc. today announced results of a study of the company’s FDA-cleared portable magnetic resonance imaging (MRI) device, Swoop™, published in Nature Communications. The study, which was conducted at Yale New Haven Hospital, demonstrated high accuracy for Swoop for the detection of hemorrhagic stroke.

“Rapid determination of stroke etiology is absolutely critical to successful treatment and ensuring optimal clinical outcomes for patients,” said Kevin Sheth, M.D., Vice Chair, Clinical and Translational Research, Departments of Neurology and Neurosurgery at the Yale School of Medicine, who served as principal investigator of the study. “This study validates Swoop as an accurate method to detect and characterize intracerebral hemorrhage. The results are exciting because Swoop is readily accessible, providing clinicians with an entirely new option for rapid and convenient assessment of patients with brain injury—which will be particularly useful for settings in which CT and MRI are not readily available, such as intensive care units.”

American Heart Association (AHA) guidelines for stroke management advise that all patients receive rapid brain imaging on hospital arrival to rule out the presence of blood, which is contraindicated for thrombolytic (“clot busting”) drugs. Computed tomography (CT) has been the imaging method of choice for diagnosing hemorrhagic stroke, but growing evidence has shown that MRI is as accurate as CT for detecting acute brain hemorrhage, and avoids the radiation exposure associated with CT.

As the world’s first FDA-cleared bedside MRI system, Hyperfine’s portable Swoop system is designed to allow physicians to rapidly understand the current state of injury to make life-saving decisions. Within minutes, the technology can acquire critical images via a wireless tablet, powered by a standard wall outlet at the patient’s bedside. Because of Swoop’s portability and magnet design, care teams and loved ones can safely stay by the patient’s side during the scan, reducing patient anxiety and providing a more comfortable experience.

“In addition to being time- and resource-intensive, neuroimaging of patients with critical conditions such as brain hemorrhage has unique challenges, including their transport outside the ICU environment and the time spent in less-controlled imaging rooms,” said Murat Günel, M.D., Professor of Neurosurgery and Professor of Genetics and of Neuroscience; Chair, Department of Neurosurgery; and Chief, Neurosurgery, for Yale New Haven Health System. “In addition, transporting patients to an MRI machine poses a potential risk to patients in critical condition due to the occurrence of potential adverse events during transfer. These results show that Hyperfine’s alternative modality may offer a breakthrough for settings in which specialized infrastructure and highly trained technicians are not readily available.”

In the study, critically ill patients were imaged using conventional neuroimaging, either non-contrast CT or conventional MRI, and the Swoop portable MRI system. A total of 144 Swoop examinations were evaluated.

•	Blood-negative cases were correctly identified in 85 of 88 cases (96.6% specificity).

•	The study found that Swoop correctly detected intracerebral hemorrhage in 45 of 56 cases (80.4% sensitivity).

•	To account for confounding effects due to evolving improvements in scanner software and hardware, an identical analysis was performed in two subsets by grouping exams by software versions into the first half of the study and the second half of the study.

•	Exams collected during the second half of scanner software versions were correctly classified in 76 of 84 cases (90.5% overall accuracy). Intracerebral hemorrhage was identified in 29 of 34 cases (85.3% sensitivity).

•	The study also showed that blood volumes estimated by Swoop correlated with conventional imaging volumes.

•	In addition, Swoop-acquired intracerebral hemorrhage characteristics (blood volume) were associated with clinical outcomes.

“The results of this study, completed with our first-generation device and algorithms, are exciting real-world clinical validation of our technology, which we expect will only improve with our advancements in deep learning software currently under review by the FDA,” said Dave Scott, Hyperfine president and CEO. “We are very pleased with the clinical response from our U.S. launch so far, and look forward to accelerating commercial expansion in the U.S. and providing greater access to Swoop innovation globally.”

In January 2021, Hyperfine received 510(k) clearance from the U.S. Food and Drug Administration (FDA) for its deep-learning image analysis software, incorporating advanced artificial intelligence (AI) to measure brain structure and pathology. The company has also submitted a new 510(k) application to the FDA for its planned incorporation of deep learning-based image reconstruction.

A link to the publication, “Portable, bedside, low-field magnetic resonance imaging for evaluation of intracerebral hemorrhage,” can be found here: https://www.nature.com/ articles/s41467-021-25441-6

About Hyperfine and the Swoop™ Portable MRI System

Hyperfine was founded with a vision to save lives by making Magnetic Resonance Imaging (MRI) more accessible and affordable. The company’s Swoop™ Portable MR Imaging System is designed to address the limitations of current imaging technologies and make MRI accessible anytime, anywhere, to any patient. Swoop wheels directly to the patient’s bedside, plugs into a standard electrical wall outlet, and is controlled by an Apple iPad®. Designed as a complementary system to traditional MRIs at a fraction of the cost, images that display the internal structure of the head are captured by Swoop at the patient’s bedside, with results in minutes, enabling critical decision-making capabilities across a variety of clinical settings.

Hyperfine received FDA clearance for its portable MR imaging for the brain and head of patients of all ages in August 2020. Since its launch in the fall of 2020, Swoop has been honored repeatedly, as one of two finalists for the Best New Radiology Vendor of 2020 by Aunt Minnie, the winner of the American College of Emergency Physicians (ACEP) 2020 incubatED Medical Device Innovation Challenge, and with a Best Practices Product Innovation Award from Frost & Sullivan, and most recently as a 2021 Innovation Awards Honoree from CES. Hyperfine is part of 4Catalyzer, a health technology incubator with offices in Connecticut, New York, California and Taiwan.

Hyperfine was founded in 2014 by Dr. Jonathan Rothberg, a serial entrepreneur who received the Presidential Medal of Technology and Innovation in 2016 for inventing a novel next generation DNA sequencing method and has founded multiple healthcare and technology companies, including 454 Life Sciences, Ion Torrent, CuraGen, Butterfly Network, and Quantum-Si. For more information, visit: https://hyperfine.io/.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”), HealthCor Catalio Acquisition Corp. (the “Company”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of the Company as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov. In addition, the documents filed by HealthCor may be obtained free of charge from HealthCor’s website at www.hcspac.com or by written request to HealthCor at ir@hccspac.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. You can find information about the Company’s directors and executive officers and their ownership of the Company’s securities in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 29, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Hyperfine, Inc. (“Hyperfine”), Liminal Sciences, Inc. (“Liminal”) and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s, Hyperfine’s and Liminal’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s, Hyperfine’s and Liminal’s expectations with respect to future performance, development and commercialization of products and services, potential regulatory approvals, and anticipated financial impacts and other effects of the Business Combination, and the potential benefits of Hyperfine’s, Liminal’s and the combined company’s products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s, Hyperfine’s and Liminal’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of HealthCor, Hyperfine and Liminal to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the shareholders of HealthCor, Hyperfine and Liminal or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against HealthCor, Hyperfine or Liminal following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the Nasdaq Stock Market, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Hyperfine’s, Liminal’s and the combined company’s product development activities; (10) the inability of Hyperfine, Liminal or the combined company to obtain and maintain regulatory clearance or approval for their products, and any related restrictions and limitations of any cleared or approved product; (11) the inability of Hyperfine, Liminal or the combined company to identify, in-license or acquire additional technology; (12) the inability of Hyperfine, Liminal or the combined company to maintain Hyperfine’s or Liminal’s existing or future license, manufacturing, supply and distribution agreements; (13) the inability of Hyperfine, Liminal or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine or Liminal is currently marketing or developing; (14) the size and growth potential of the markets for Hyperfine’s, Liminal’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Hyperfine’s, Liminal’s and the combined company’s products and services and reimbursement for medical procedures conducted using Hyperfine’s, Liminal’s and the combined company’s products and services; (16) Hyperfine’s, Liminal’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Hyperfine’s, Liminal’s and the combined company’s financial performance; (18) the impact of COVID-19 on Hyperfine’s and Liminal’s businesses and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Gaelin White

Health+Commerce

gaelin@healthandcommerce.com